Exhibit 2.1

Tax Deed of Covenant

relating to Deloro Stellite

Holdings 1 Limited

Dated                1 March                                 2012

The Persons whose names and addresses are set

out in Schedule 1 of this Deed (1)

The Buyer (2)

John Stephenson (3)

Eric Priestley (4)

DATE	1 MARCH	2012

PARTIES

(1)	THE PERSONS whose names and addresses are set out in the Schedule (the “Warrantors”, and each a “Warrantor”);

(2)	KENNAMETAL INC. a company incorporated in Pennsylvania whose registered office is at 1600 Technology Way, Latrobe, PA 15650 USA (the “Buyer”);

(3)	JOHN RICHARD STEPHENSON of Primrose House, Primrose Road, Clitheroe, Lancashire, BB7 1DR; and

(4)	ERIC PRIESTLEY of In Der Hinterzelg 4, CH8700 Kusnacht, Switzerland.

INTRODUCTION

(A)

This Deed is supplemental to an agreement dated 13 January 2012 between amongst others the Sellers and the Buyer, in which the Buyer agreed to purchase the shares in the Company from the Sellers (the “Agreement”).

(B)	In accordance with the Agreement, the Sellers are required on Completion to deliver to the Buyer this duly executed deed of covenant.

OPERATIVE PROVISIONS

1	Definitions and interpretation

1.1	In this Deed, except where a different interpretation is necessary in the context, the words and expressions set out below shall have the following meanings:

Actual Taxation Liability

a payment by or liability of any of the Companies to make any payment (or increased payment) of, or on account of, Taxation whether or not presently payable, whether satisfied or unsatisfied at Completion

Balancing Payment	a payment made pursuant to sections 195 to 198 of TIOPA 2010

Buyer’s Group	the Buyer and any person, other than the Companies, from time to time treated as being a member of the same group as the Buyer for any Taxation purpose

Buyer’s Relief

any Relief: (i) which is not available on or before Completion and arises in respect of any Transaction occurring after Completion or; (ii) which arises in respect of a period after Completion or; (iii) which arises in respect of any Transaction occurring after the Locked Box Date in the ordinary course of business of any of the Companies

CTA	Corporation Tax Act

Claim

any notice, demand, determination, assessment, letter or other document issued, or action taken, by or on behalf of any Taxing Authority (including the imposition of any withholding) or any form of return, computation or self-assessment from which it appears that a Taxation Liability exists or may exist or may be imposed which, if it exists or were imposed, would give rise to a claim under this Deed (having regard to the exclusions in clause 3 of this Deed) or to a claim under the Tax Warranties or to a claim under clause 11.1 or 11.2 of this Deed

Companies

the Company and the Subsidiaries or any one or more of them as the context requires, and the “relevant Company” or “relevant Companies” means such of the Companies as is relevant in the particular context

Deemed Taxation Liability

the use or set off of all or part of a Buyer’s Relief to reduce an Actual Taxation Liability in respect of which, but for that use or set off, a valid claim could have been made under clause 2 of this Deed, in which case the amount of the Deemed Taxation Liability shall be equal to the amount by which the Actual Taxation Liability is reduced by such use or set off

FA	Finance Act

IHT Liability

(a) any amount of inheritance tax in respect of which, as at Completion, HM Revenue & Customs or any other person has a charge on or a power to sell, mortgage or charge any of the Share or assets of the Company; or

(b) any amount of inheritance tax for which the Company becomes primarily or secondarily liable after Completion as a result of the death of any person or which gives rise after Completion to a charge on or to a power to sell, mortgage or charge any of the Shares or assets of the Company in relation to any transfer of value taking place prior to Completion; and

in determining for the purposes of this Deed whether a charge on or power to sell, mortgage or charge any of the Shares or assets of the Company exists at any time the fact that any inheritance tax is not yet payable or may be paid by installments shall be disregarded and such inheritance tax shall be treated as becoming due and a charge or power to sell, mortgage or charge as arising, on the date of the transfer of value or other date or event on or in respect of which it becomes payable or arises and the provisions of section 213 of the Inheritance Tax Act 1984 shall not apply;

Group Payment Arrangement	an arrangement entered into pursuant to section 36 FA 1998 or any similar arrangement under any other provision

Manager Warrantors	the Warrantors and John Stephenson and Eric Priestley

Relief

any loss, relief, allowance, exemption, set off, deduction or credit in computing or against income, profits, gains or Taxation and any right to a repayment of Taxation or any right to payment in consideration for the surrender of ACT or group relief or made as a Balancing Payment

Seller Group Company	any person from time to time treated as being a member of the same group or otherwise associated with a Warrantor for any Taxation purpose other than a Company

Tax or Taxation	any form of taxation and any levy, duty, charge, contribution, withholding or impost in the nature of taxation (including any related fine, penalty, surcharge or interest)

Taxation Liability	an Actual Taxation Liability or a Deemed Taxation Liability

Taxing Authority	means any governmental, state or municipality and any local, state, federal or other authority body or official anywhere in the world exercising a fiscal, revenue, customs or excise function

TIOPA 2010	Taxation (International and Other Provisions) Act 2010

Transaction

any transaction, act, circumstance, omission, agreement, arrangement or event of whatever nature, including entering into the Agreement, Completion, any change in the residence of any person or the death, winding up or dissolution of any person and any change in accounting reference date

TCGA	Taxation of Chargeable Gains Act 1992

VATA	Value Added Tax Act 1994

1.2

In this Deed, except where a different interpretation is necessary in the context, words and expressions not expressly defined in clause 1.1 shall have the respective meanings given to them in the Agreement and the Warranty Deed, and the rules of interpretation contained in clause 32 of the Agreement shall apply to this Deed as if they had been set out in this Deed with references to the Agreement being references to this Deed.

1.3	In this Deed:

(a)

any reference to any form of Taxation or Relief or statutory provision or fiscal concept in the United Kingdom shall include a reference to the equivalent or substantially equivalent form of Taxation or Relief or statutory provision or fiscal concept in any other relevant taxing jurisdiction;

(b)

references to the Buyer shall, where the benefit of this Deed has been assigned under clause 10 of the Warranty Deed (as incorporated into this Deed by clause 12.3), mean the person or the persons for the time being entitled to the benefit of this Deed PROVIDED THAT where the Buyer has assigned any of its rights under such clause, the liability of the Warrantors and the Manager Warrantors under this Deed shall in no circumstances be greater than their liability would have been had no such assignment taken place;

(c)

any reference to the occurrence or existence of a Transaction on or before a particular date (including Completion) shall include Transactions which are for the purposes of any Taxation deemed as a matter of law to have occurred or existed or treated or regarded as having occurred on or before or existed at or before that date;

(d)

any reference to “Profits” includes income, profits or gains of any kind and reference to Profits arising, earned, accrued, received on or before a particular date shall include income, profits or gains which are for the purposes of any Taxation deemed as a matter of law to have been or treated or regarded as arising, earned, accrued or received;

(e)	any reference to “includes” or “including” shall be read as “includes, without limitation,” or “including, without limitation,”;

(f)	in the case of any conflict between the provisions of the Agreement and this Deed, the provisions of this Deed shall prevail.

2	Covenant to pay

2.1	Subject as provided in this Deed, the Warrantors agree to pay to the Buyer an amount equal to:

(a)	any Actual Taxation Liability of any of the Companies arising from any of the following:

(i)	any Transaction or Transactions occurring on or before Completion; or

(ii)	any Profits arising, earned, accrued or received on or before Completion;

(b)	any Deemed Taxation Liability;

(c)	any IHT Liability;

(d)

any Actual Taxation Liability for which the Company would not have been liable but for being treated as being or having been a member of the same group as or associated with any person or company prior to Completion for the purposes of any Tax;

(e)

all reasonable costs and expenses properly incurred and payable (including VAT but only to the extent that it is irrecoverable by the Buyer or the Companies) by the Buyer or any of the Companies in connection with (i) an Actual Taxation Liability or a Deemed Taxation Liability in respect of which the Warrantors are liable under this clause 2.1 and (b) successfully taking or defending any action under this Deed.

2.2	Any amount paid to the Buyer or at the Buyer’s direction under clause 2 and clause 11 of this Deed shall, to the extent possible, be treated as a reduction in the Consideration.

3	Exclusions

3.1	The Warrantors shall be under no liability under clause 2 of this Deed or under the Tax Warranties in respect of any Taxation Liability or other liability to the extent that:

(a)

provision (not including any provision for deferred Taxation) has been made in the Locked Box Accounts in respect of such Taxation Liability or it has otherwise been taken into account as a liability in the preparation of or reflected in the Locked Box Accounts; or

(b)

it arises in respect of or in consequence of a Transaction undertaken or Profits arising, earned, accrued or received after the Locked Box Date by any of the Companies in the ordinary course of its business and, for the purpose of this clause 3.1(b), without limitation, a Transaction undertaken or Profits arising, earned, accrued or received outside the ordinary course of business of any of the Companies includes the following:

(i)

anything which involves, or leads directly or indirectly to the receipt by any of the Companies of a Claim in respect of any liability to Taxation of, or properly attributable to, another person (other than any of the Companies);

(ii)	anything which relates to or involves a Transaction which is not entered into at arm’s length (including the acquisition or disposal of an asset or the supply of services or the lending of money or the hiring or licensing of tangible or intangible property);

(iii)

anything which relates to or involves a distribution for Taxation purposes, the creation, cancellation or reorganisation of share or loan capital, the creation, cancellation or repayment of any intra-group debt or any company becoming or ceasing to be or being treated as ceasing to be a member of a group of companies or as becoming or ceasing to be associated or connected with any other company for any Taxation purposes;

(iv)	any failure to deduct and/or account for Taxation;

(v)	any Transaction which gives rise to a Taxation Liability in respect of deemed (as opposed to actual) profits;

(vi)	any Transaction which gives rise to a Taxation Liability under sections 124 to 129 (inclusive) FA 1995 (change of residence and non-residents) or sections 696 to 698 ITEPA (PAYE);

(vii)	any Transaction which requires disclosure pursuant to Part 7 FA 2004 (disclosure of tax avoidance schemes); or

(viii)	any fine, penalty, surcharge, interest or other imposition arising as a result of a failure by any of the Companies duly to pay, deduct, charge, recover and/or account for Taxation; or

(c)	the Warrantors were not aware at the date of this Deed of the facts, matters, events or circumstances which are the subject matter of the claim under this Deed;

(d)	it has been discharged on or prior to the Locked Box Date (whether by payment or by utilisation of a Relief, other than a Buyer’s Relief) and such payment is reflected in the Locked Box Accounts;

(e)	such Taxation Liability would not have arisen but for, or has been increased by:

(i)

a failure or omission otherwise than at the request in writing of the Warrantors or in accordance with clause 5 (Tax Computations) by any of the Companies to make any valid claim, election, surrender or disclaimer for Tax purposes or give any notice or consent for Tax purposes or do any other thing permitted by law after Completion and where the making, giving or doing of which was taken into account or assumed in computing the provision for Taxation in the Locked Box Accounts provided that the Buyer or the relevant Company has been notified in writing of the need to so make, give or do within a reasonable amount of time; or

(ii)

the making (otherwise than at the request in writing of the Warrantors or in accordance with clause 5 (Tax Computations) of any claim, election, surrender or disclaimer for Tax purposes or the giving of any notice or consent for Tax purposes, the making or giving of which was not taken into account in computing (and so reducing) any provision for Taxation (not including any provision for deferred Taxation) which appears in the Locked Box Accounts (or in eliminating any provision for Taxation (not including any provision for deferred Taxation) which would otherwise have appeared in the Locked Box Accounts); or

(f)	it arises or is increased as a result of a change after Completion in any accounting policy or practice of any of the Companies except where such change is required in order to comply with any regulatory, financial reporting or legal requirement or generally accepted accountancy practice applicable to the relevant Company and in force on Completion; or

(g)	it arises or is increased as a result of:

(i)	any increase in the rates of Taxation coming into force after Completion; or

(ii)	the introduction of new Taxation not in force at the date hereof and coming into force after Completion; or

(iii)

any change in the law or in the generally published concession or practice of any Taxing Authority which relates to arrangements specified for the purposes of Part 7 FA 2004 (disclosure of tax avoidance schemes) coming into force after Completion; or

(h)

it arises or is increased as a result of any voluntary act or omission carried out by any of the Companies or the Buyer after Completion which the Buyer knew or ought reasonably to have known would give rise to or increase such Taxation Liability and which could reasonably have been avoided provided that an act or omission:

(i)	required by law; or

(ii)	carried out pursuant to a legally binding obligation of the relevant Company entered into prior to Completion; or

(iii)	carried out in the ordinary course of business of the Buyer or the relevant Company as carried on at Completion shall not constitute a voluntary act or omission for the purposes of this clause 3.1(h); or

(i)

any Profits to which the Taxation Liability is attributable were actually earned, received or otherwise recognised by or actually accrued to the Company on or before the Locked Box Date but were not reflected in the Locked Box Accounts; or

(j)	such Taxation Liability would not have arisen but for a Transaction occurring at the written request of the Buyer;

(k)

such Taxation Liability arises or is increased as a consequence of any failure by the Buyer to comply with any of its obligations (including any obligation to procure that the Company does or omits to do anything) under clause 5 (Tax Computations) or 6 (Disputes) of this Deed; or

(l)

it relates to any interest and penalties attributable to the unreasonable delay by any member of the Buyer’s Group or, after Completion, any of the Companies in making payments in respect of a Tax Liability after receipt of a payment under this deed in respect of such Tax Liability; or

(m)

it relates to interest and penalties under the Corporation Tax (Instalment Payments) Regulations 1998 which arise as a consequence of an underpayment, prior to Completion, of an instalment attributed to any of the Companies, which, at the time the instalment was paid, was based on a reasonable bona fide estimate at that time of the final tax liability of the whole accounting period; or

(n)	the Buyer or any of the Companies has fully recovered an amount in respect of such Taxation Liability at no net cost to the Buyer or any of the Companies; or

(o)	such Taxation Liability would not have arisen or been increased but for any amendments made to the Loan Notes prior to the sale of the Loan Notes pursuant to the Agreement;

(p)	such Taxation Liability would not have arisen but for the payment of the LTIP Amount by the Company to the relevant individual participants in the LTIP pursuant to clause 7.5 of the Agreement; or

(q)	such Taxation Liability would not have arisen but for the payment of the Management Bonuses pursuant to clause 7.4 of the Agreement;

3.2

The Buyer shall not be entitled to recover an amount under clause 2 this Deed in respect of a Taxation Liability if and to the extent that the amount of that Taxation Liability or the facts, matters, events or circumstances which are the subject matter of the claim under this Deed has been Disclosed in the First Disclosure Letter, the Second Disclosure Letter, the Data Room Documents, or the Disclosure Documents PROVIDED THAT nothing in the Second Disclosure Letter that relates to any Transaction or Transactions occurring on or before the date of the Agreement or any Profits arising, earned, accrued or received on or before the date of the Agreement in respect of which a Warrantor is aware at the date of the Agreement shall so operate so as to restrict the Buyer’s entitlement to recover an amount under this Deed from such Warrantor.

3.3

The Buyer shall not be entitled to recover an amount under this Deed in respect of a Taxation Liability if and to the extent that the amount of that Taxation Liability has been the subject of a claim under this Deed or for breach of the Warranties or under any other provision of the Agreement and that claim has been satisfied in full.

3.4

The individual liability of each Warrantor in connection with any single claim under clause 2 of this Deed shall be limited to the proportion of the claims which is equal to his Relevant Proportion. For the avoidance of doubt, in the event that an individual Warrantor does not satisfy a claim made against him, the Buyer shall not be entitled to bring a claim against any of the other Warrantors in respect of such non-satisfaction. For the avoidance of doubt, this clause 3.4 does not apply to clause 11 of this Deed.

3.5

The following paragraphs of Schedule 3 (Limitations on Liability) of the Warranty Deed shall apply to clause 2 of this Deed (but for the avoidance of doubt, do not apply to clause 11 of this Deed) to the extent that they specifically refer to claims under this Deed with modifications made as necessary:

(a)	paragraph 2 (Cap on liability);

(b)	paragraph 5 (Time limits for making claims);

(c)	paragraph 6 (threshold and de minimis);

(d)	paragraph 13 (Buyer’s Knowledge);

(e)	paragraph 14 (Allowance Provision or Reserve in the Accounts) and

(f)	paragraph 17.1 (Net Benefit).

4	Buyer’s Undertaking

4.1

The Buyer agrees to pay the Warrantors on the due date for payment an amount equal to the amount of Taxation for which any Seller Group Company or any director or former director of any Seller Group Company or of any of the Companies (other than a person who is or was a director of any of the Companies after Completion) is or becomes liable due to the failure of a Company to account for Taxation for which it is primarily liable, except to the extent that such Taxation:

(a)	is or could be subject to a valid claim by the Buyer under the Tax Warranties or this Deed and in respect of which the Warrantors have not previously made payment; or

(b)

has been recovered by any member of the Sellers’ Group or any such director or former director under any relevant statutory provision (and the Warrantors shall procure that no such recovery is sought to the extent that payment is made hereunder).

4.2

The covenant contained in clause 4.1 shall extend to all such proportion of the reasonable costs and expenses incurred by the Warrantors or any Seller Group Company in connection with such Tax or a claim under clause 4.1.

4.3

Clauses 6 (Disputes), 8 (Third party recovery) and 9 (Date for payment) shall apply to the covenant contained in clause 4.1 as they apply to the covenants contained in clause 2, replacing references to the Warrantors by the Buyer (and vice versa) and making any other necessary modifications.

5	Tax Computations

5.1

Subject to clause 11.7 of this Deed, it is hereby agreed that the Buyer shall at its own cost be responsible for the preparation, submission and negotiation of the Tax computations and returns of the Companies for accounting periods current at Completion or ending on or before Completion (to the extent they are not already prepared, submitted or negotiated), and, in relation to such accounting periods, the Buyer shall at least one month prior to submitting such computations and returns to the relevant Taxing Authority, submit them, or the parts of them relevant to any Taxation Liability that might give rise to a claim under this Deed or the Tax Warranties, (together with such information as is reasonably necessary to enable the Sellers to review the same) to the Management Sellers” Representatives and their professional advisers for their comments (such comments not to be unreasonably withheld or delayed), and the Buyer shall incorporate any such comments before sending or transmitting such computations and returns to the Taxing Authority to the extent that such comments relate to matters which could potentially give rise to a liability for the Warrantors under this Deed or the Tax Warranties.

5.2

The Warrantors shall give the Buyer, the Companies and their respective professional advisers all such information and assistance (at the cost of the relevant Company) that may be reasonably requested of them to allow the Buyer to comply with its obligations contained in clause 5.1.

6	Disputes

6.1

If the Buyer or any of the Companies becomes aware of any Claim, the Buyer shall give notice to the Management Sellers’ Representatives of that Claim (including full details of such Claim, the due date for any payment, the time limits for any appeal and, so far as practicable, the amount of the Claim under this deed in respect of such Claim) as soon as possible (and in any event not more than 14 days after the Buyer or the relevant Company becomes aware of such Claim).

6.2

Subject to clause 6.3 below, if the Warrantors indemnify the Company and/or (as the case shall require) the Buyer to the Buyer’s reasonable satisfaction against all liabilities, costs, damages or expenses which may be incurred thereby (including any additional Taxation Liability, the Buyer shall take (or procure that the relevant Company shall take) such action as the Management Sellers’ Representatives may reasonably request to avoid, dispute, resist, appeal, compromise or defend the Claim and any adjudication in respect of the Claim. The Management Sellers’ Representatives shall be kept fully informed and shall be provided with copies of all correspondence and documentation in relation to such Claim or action.

6.3

Subject to clause 6.4, the Warrantors shall have the right (at the request of the Management Sellers’ Representatives) to take over conduct of any proceedings taken in connection with such Claim or action on giving the Buyer written notice of their wish to do so. In that case:

(a)	all material communications (written or otherwise) pertaining to such proceedings which are to be transmitted to the relevant Taxing Authority shall first be submitted to the Buyer and the relevant Company for approval and shall only be finally transmitted if such approval is given, such approval not to be unreasonably withheld or delayed;

(b)	the Warrantors shall take account of all reasonable comments made by the Buyer in relation to the conduct of such proceedings;

(c)

the Warrantors shall keep the Buyer fully and promptly informed of the progress of any such proceedings and the Buyer shall be sent as soon as reasonably practicable copies of all material correspondence to the extent that they relate to such proceedings;

(d)	the Warrantors shall take all reasonable steps and use their best endeavours to agree such proceedings with the applicable Taxing Authority within a reasonable time;

(e)

the Warrantors shall make no settlement or compromise of such proceedings or agree any matter in the conduct of such proceedings which is likely to affect the amount thereof or the future liability to Taxation of any member of the Buyer’s Group or any Company without the prior approval of the Buyer (not to be unreasonably withheld or delayed); and

(f)

the Buyer shall, and shall procure that the relevant Company shall (at the cost of the Warrantors), provide all such co-operation and access to all such personnel, information and documentation as the Management Sellers’ Representatives may reasonably require in connection with the conduct of the Claim or action.

6.4

Subject to clause 6.5, the Buyer shall procure that no Claim, action or issue in respect of which the Warrantors may be required to make a payment under this Deed is settled or otherwise compromised without the Management Sellers’ Representatives’ prior written consent, such consent not to be unreasonably withheld.

6.5

The Warrantors’ rights under this clause 6 shall cease and the Buyer shall have the conduct of any action related to a Claim absolutely (without prejudice to its rights under this Deed) and shall be free to pay or settle any Claim on such terms as the Buyer or the Company may in its absolute discretion consider fit if:

(i)

the Management Sellers’ Representatives’ neither request that conduct of a Claim be delegated to the Warrantors in accordance with sub-clause 6.3 or that the Buyer or the Company take any action under sub-clause 6.2 of this Deed (or if the Warrantors fail to indemnify the Buyer and the Company to the Buyer’s reasonable satisfaction) within a period of time that is reasonable having regard to the nature of the Claim and the existence of any time limit in relation to avoiding, disputing, defending, resisting, appealing or compromising such Claim and which period shall not in any event:

(A)	exceed a period of 30 Business Days commencing with the date of the notice given pursuant to sub-clause 6.1; or

(B)

end later than 5 Business Days prior to the last date on which an appeal may be made in relation to the Claim in question PROVIDED THAT the Warrantors had at least 10 Business Days notice of the Claim in question;

(ii)	the Management Sellers’ Representatives notify the Buyer or the Company in writing that none of them wish to dispute the Claim in question;

(iii)	a Taxing Authority alleges in writing that (prior to Completion) there was any action or omission by the Warrantors which constitutes fraudulent conduct;

(iv)	in the reasonable opinion of the Buyer the Warrantors are in material non-remediable breach of their obligations under sub-clause 6.3 or are in material remediable breach and fail to remedy such breach within 20 Business Days following service by the Buyer of a written notice specifying the breach and requiring it to be remedied.

6.6

Save as required by law, the Buyer shall not, and shall procure that the relevant Company and their respective advisers shall not, submit any correspondence or return or send any other document to any Taxing Authority without first offering the Management Sellers’ Representatives a reasonable opportunity to comment and without taking account of such comments so far as it is reasonable to do so, where the Buyer or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such Taxing Authority on notice of any matter which could give rise to, or could increase, a Claim under this deed.

7	Savings and Over-Provisions

7.1	If the auditors for the time being of any of the Companies certify in writing (at the request and expense of the Warrantors) to the Warrantors and the Buyer that:

(a)	any provision for Taxation (other than a provision for deferred Tax) contained in the Locked Box Accounts is found to be an over-provision (an “Over-provision”); or

(b)

the Taxation Liability which has resulted in a payment by the Warrantors being made or falling due and payable under clause 2 of this Deed or the Tax Warranties has given rise to a corresponding repayment of or a reduction in Taxation (the “Saving”) for a Company or the Buyer and such Saving has been realised then the amount of the Saving or Over-provision which is so certified shall be dealt with in accordance with clause 7.2.

7.2	Where pursuant to clause 7.1 any amount (the “Relevant Amount”) is to be dealt with in accordance with this clause 7.2:

(a)	the Relevant Amount shall first be set off against any payment then due from the Warrantors under this Deed or the Tax Warranties; and

(b)

to the extent that there is an excess, a refund shall be made within 5 Business Days of such amount being certified to the Warrantors of any previous payment or payments made by the Warrantors under this Deed or the Tax Warranties and not previously refunded, up to the amount of such excess; and

(c)	to the extent that there remains any excess, such excess shall be carried forward and set against future payments due from the Warrantors under this Deed or the Tax Warranties.

7.3

If the Companies or the Buyer shall discover any fact that indicates there might have been an Over-provision or Saving the Buyer shall or shall procure that the relevant Company shall promptly notify the Management Sellers’ Representatives thereof and the Buyer shall or shall procure that the relevant Company shall (in either case, at the cost of the Warrantors) supply to the Management Sellers” Representatives such information as they may reasonably require to verify the amount of the Over-provision or Saving.

7.4

An Over-provision resulting from any of the following matters shall not be an Over-provision within this clause 7 and a repayment of or a reduction in Taxation shall not be treated as a Saving for the purposes of this clause 7 if and to the extent that it arises as a consequence of:

(a)	the use or set off of:

(i)	any Buyer’s Relief; or

(ii)	any Relief which has been taken into account in computing the liability of any of the Warrantors under the Tax Warranties or this Deed; or

(b)

any change in the rates of Taxation made after Completion, the coming into force after Completion of, or any introduction or change after Completion in, any law, rule, regulation or published practice of any Taxing Authority of general application.

8	Third party recovery

8.1

If the Warrantors shall have paid an amount in respect of any Taxation under clause 2 or the Manager Warrantors have paid an amount under clause 11 (which has not been repaid and any of the Companies or the Buyer is entitled or may be entitled either immediately or at some subsequent date to recover from some other person (not being any of the Companies or any member of the Buyer’s Group or any employee of them but including any Taxing Authority) any sum in respect of such Taxation (and otherwise than by the utilisation of the whole or any part of any Buyer’s Relief), the Buyer shall or shall procure that the relevant Company shall notify the Management Sellers’ Representatives within a reasonable period of that fact and (if so required by the Management Sellers’ Representatives and if the Warrantors indemnify the Buyer and the Companies against any Taxation that may be suffered on receipt of that sum and any costs and expenses incurred in recovering that sum to the reasonable satisfaction of the Buyer) take such reasonable steps to enforce such recovery as the Management Sellers’ Representatives may reasonably require. Following such recovery, the Buyer shall pay to the Warrantors whichever is the lesser of:

(a)

the amount so recovered by the relevant Company or the Buyer in respect of that liability to Taxation less any Taxation chargeable on the amount recovered and less any costs and expenses incurred in such recovery; or

(b)	the amount paid by the Warrantors under clause 2 or the Manager Warrantors under clause 11 in respect of that liability to Taxation.

8.2	For the avoidance of doubt, any Saving as defined in clause 7.1 shall be dealt with in accordance with clause 7 and not in accordance with this clause 8.

9	Date for payment

9.1

Where the Warrantors or the Manager Warrantors become liable to make any payment under this Deed, the due date for the making of that payment shall be the later of the date falling ten (10) Business Days after service by the Buyer or the Company of a notice containing a written demand in respect of the matters for which the Warrantors or the Manager Warrantors have a liability for a determinable amount under this Deed together with reasonably satisfactory proof that they have become due and payable and details of the bank account to which payment should be made, and:

(a)

where that payment relates to a liability on the part of the Buyer or any of the Companies to pay an amount of Taxation, the date that is five (5) Business Days prior to the date on which that amount must be paid to the Taxing Authority concerned in order to avoid incurring a liability to interest or a charge or penalty in respect of such Taxation;

(b)

where that payment relates to a liability on the part of the Buyer or any of the Companies to pay an amount of Taxation in respect of which there is provision for payment by instalments, the date that is five (5) Business Days prior to each date on which an instalment of such Taxation becomes payable (and so that on each such date an appropriate proportion of the amount claimed shall be paid);

(c)

in any case involving the use or set off of all or any part of any other Relief within the definition of Deemed Taxation Liability, the date on which the Taxation saved thereby would otherwise have become due and payable to the relevant Taxing Authority.

9.2

In any other case, including where any payment of Taxation has already been made, the due date for making the payment shall be the date falling ten (10) Business Days after service by the Buyer or the Company of a notice containing a written demand in respect of the matters for which the Sellers have a liability for a determinable amount under this Deed together with reasonably satisfactory proof that they have become due and payable and details of the bank account to which payment should be made.

9.3

If any sum required to be paid by the Warrantors under clause 2 of this Deed or the Manager Warrantors under clause 11 of this Deed or by the Buyer under clause 4.2 of this Deed is not paid on the date prescribed by this clause 9, then such sum shall bear interest (which shall accrue after as well as before any judgment for the same) at the rate of 2 per cent per annum over the base rate from time to time of Barclays Bank plc or (in the absence thereof) at such similar rate as the Buyer shall select acting reasonable. The interest will accrue from day to day on the basis of the actual number of days elapsed and a 365-day year and shall be payable on demand and compounded quarterly.

10	Gross-Up

10.1

Any sum payable by the Warrantors to the Buyer under clause 2 of this Deed or by the Manager Warrantors to the Buyer under clause 11 of this Deed or payable by the Buyer to the Warrantors under clause 4.2 of this Deed shall be paid free and clear of any deduction or withholding whatsoever, save only as may be required by law.

10.2

If any deduction or withholding is required by law to be made from any payment by the Warrantors to the Buyer under clause 2 of this Deed or by the Manager Warrantors to the Buyer under clause 11 of this Deed or payable by the Buyer to the Warrantors under clause 4.2 of this Deed (other than a payment of interest made pursuant to clause 9), the payer shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received and retained by the payee (after taking account of any deduction or withholding) is equal to the amount which it would have received and retained had the payment in question not been subject to any deduction or withholding.

10.3

If the payee is subject to Taxation in respect of any payment made by the Warrantors to the Buyer under clause 2 of this Deed or by the Manager Warrantors to the Buyer under clause 11 of this Deed or by the Buyer to the Warrantors under clause 4.2 of this Deed (other than a payment of interest made pursuant to sub-clause 4.3) or if the Purchaser would have been subject to Taxation but for the availability to the Purchaser of any Purchaser’s Relief, the Warrantors shall increase the amount of the payment by such additional amount as is necessary to ensure that the net amount received and retained by the Purchaser (after taking account of all Taxation) (or the net amount that would have been received and retained but for the availability of the Purchaser’s Relief) is equal to the amount which it would have received and retained had the payment in question not been subject to Taxation.

11	Specific tax indemnity

11.1

Each of the Manager Warrantors severally agrees to pay to the Buyer an amount equal to any income tax and social security contributions (employee and employer) payable by any of the Companies as a result of the acquisition by him of shares and/or loan notes in the Companies on or before Completion (the “Relevant Securities”) together with any interest and penalties and reasonable costs properly incurred.

11.2

If any payment requested to be made by any of the Manager Warrantors pursuant to clause 11.1 of this Deed is not made within the period specified in s222(1)(c) ITEPA 2003, the relevant Manager Warrantor shall in addition pay to the Buyer an amount equal to all income tax and social security contributions (employee and employer) and any related interest or penalties arising as a consequence of a charge having been imposed under s222 ITEPA 2003 together with any reasonable costs properly incurred.

11.3

For the purposes of this Deed, an amount payable under clauses 11.1 and 11.2 of this Deed shall be reduced by the amount of Taxation (but not more than once by the same amount) that may reasonably be expected to be saved or reclaimed by the Buyer or any of the Companies as a result of or in consequence of the income tax and social security contributions (employee and employer) payable by any of the Companies in respect of which the Manager Warrantors are liable under clause 11.1.

11.4

A Manager Warrantor’s liability under clauses 11.1 and 11.2 of this Deed shall cease on 31 December 2014 except in respect of matters which on or before that date have been the subject of a bona fide written claim made by or on behalf of the Buyer to the Management Sellers’ Representative.

11.5

Clauses 3.1(g), 3.1(h), 3.1(l) (exclusions), and 6 (Disputes) of this Deed shall apply to the covenant contained in clauses 11.1 and 11.2 of this Deed as they apply to the covenants contained in clause 2 replacing references to the Warrantors with the Manager Warrantors (and vice versa) and making any other necessary modifications.

11.6

A Manager Warrantor shall not be liable under clause 11.1 and/or 11.2 of this Deed if the total amount which the Manager Warrantors together are required to pay under clauses 11.1 and/or 11.2 is less than Euro 150,000. Any liability for costs under clauses 11.1 and 11.2 shall not be included for the purposes of calculating whether or not the Euro 150,000 threshold within this clause has been exceeded.

11.7

The Buyer shall not and shall procure that the Companies shall not disclose any information to any Taxing Authority or account to any Taxing Authority in relation to any matter relating to the Relevant Securities unless a Taxing Authority approaches the Buyer or Company requesting such information.

11.8

If the Buyer considers, without any approach from a Taxing Authority that the Buyer or the relevant Company is legally obliged to disclose to the Taxing Authority any matter relating to the sale or acquisition of any of the Relevant Securities the Buyer shall, or shall procure that the relevant Company, shall promptly notify the relevant Manager Warrantor that they consider that there is such a legal obligation to disclose. If the relevant Manager Warrantor agrees that the Buyer or the relevant Company is legally obliged to disclose to the Taxing Authority such matter, the Buyer or the relevant Company can disclose such matter but all material communications (written or otherwise) pertaining to such matter which are to be transmitted to the relevant Taxing Authority shall first be submitted to the Manager Warrantor for approval. If the Buyer and the Manager Warrantor cannot agree whether or not there is a legal obligation to disclose, tax Counsel (to be agreed between the Buyer and the Manager Warrantor, such agreement not to be unreasonably withheld by either party) of between 6 to 8 years call (inclusive) shall be appointed. If after disclosure of all relevant information and documents tax Counsel advises, in writing, that the Buyer or the relevant Company is legally obliged to disclose to the Taxing Authority any matter relating directly to the sale or acquisition of any such Relevant Securities the cost of the Counsel shall be at the expense of the Manager Warrantor and the Buyer or the relevant Company can disclose such matter. If after disclosure of all relevant information and documents tax Counsel advises, in writing, that the Buyer or the relevant Company is not legally obliged to disclose to the Taxing Authority any matter relating directly to the sale or acquisition of the Relevant Securities the cost of the Counsel shall be at the expense of the Buyer and the Buyer or the relevant Company cannot disclose such matter.

11.9

A Manager Warrantor shall have no liability under clause 11.1 and/or 11.2 of this Deed if the Buyer is in breach of clause 11.7 and/or 11.8 in respect of any claim arising against that Manager Warrantor.

11.10

For the avoidance of doubt, in the event that an individual Manager Warrantor does not satisfy a claim made against him under clauses 11.1 and/or 11.2, the Buyer shall not be entitled to bring a claim against any of the other Manager Warrantors in respect of such non-satisfaction.

12	General

12.1

Any liability of the Warrantors or any of them or the Buyer under this Deed may be released, compounded or compromised in whole or in part and time or indulgence may be given by the Buyer or the Warrantors in its or their absolute discretion, as applicable, without in any way prejudicing or affecting its rights against the Warrantors or any of them or the Buyer in respect of any other liability under this Deed or against any other Warrantor under the same or a similar liability.

12.2

The rights under this Deed of the Buyer shall be without prejudice to their respective rights and remedies under or resulting from the Agreement and the Warranty Deed and shall continue to be in full force and effect notwithstanding Completion.

12.3

The provisions of clauses 9 (Assignment), 6 (Notices), 7 (Governing Law and Jurisdiction) of the Warranty Deed and clauses 27 (Counterparts) and 33 (Execution) of the Agreement shall apply to this Deed as if they had been set out in this Deed with references to the Agreement being references to this Deed.

12.4	Unless expressly stated to the contrary nothing in this Deed confers on anyone other than the parties to it any right under the Contracts (Rights of Third Parties) Act 1999.

12.5	For the purposes of determining whether a Taxation Liability or a Relief relates to a pre or post Completion period, an accounting period of the Company shall be deemed to have ended on Completion.

This Deed is executed as a deed by the parties and is delivered and takes effect on the date at the beginning of this Deed.

The Schedule

The Warrantors

NAME	ADDRESS

Timothy Dobson Allen	Carmel 5, Maes-y-Felin Llandow Vale of Glamorgan CF71 7PD

Andrew Caffyn	Brookside High Street Upton Oxon OX11 9JE

John Neil Fleming	Nethercote House Nethercote Warwickshire CV23 8AS

Song Ling	N.216 Lane 285 Ju Jin Road Pu Dong New District Shanghai 201208 China

Joseph Overton	355-2 Dundas Street East Belleville K8P 1B3 Canada

Michael Ruenz	Ulmenweg 17 Urmitz 56220 Germany

Daniel de Wet	3866 Middle Woodland Dr. Inverary Ontario K0H 1XO

SIGNATURES

Executed as a deed by

/s/ Timothy Dobson Allen

TIMOTHY DOBSON ALLEN

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood, Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ Andrew David Caffyn

ANDREW DAVID CAFFYN

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood, Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ John Neil Fleming

JOHN NEIL FLEMING

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood, Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ Song Ling

SONG LING

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood, Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ Joseph Overton

JOSEPH OVERTON

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood

Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ Michael Ruenz

MICHAEL RUENZ

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood

Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ Daniel de Wet

DANIEL DE WET

in the presence of:

/s/ Emilia Valvano

signature of witness

Emilia Valvano

print name of witness

Address

8 Denewood

Close

Occupation

Trainee Solicitor

Executed as a deed by

/s/ John Richard Stephenson

    JOHN RICHARD STEPHENSON

in the presence of:

signature of witness         /s/ Emilia Valvano

print name of witness         Emilia Valvano

Address                 8 Denewood, Close

Occupation         Trainee Solicitor

Executed as a deed by

/s/ Eric Priestley

    ERIC PRIESTLEY

in the presence of:

signature of witness         /s/ Emilia Valvano

print name of witness         Emilia Valvano

Address                 8 Denewood, Close

Occupation         Trainee Solicitor

Executed as a deed by KENNAMETAL INC. acting by:

/s/ John R. Tucker

[signature of director]

JOHN R. TUCKER

[print name of director]

Director

in the presence of:

/s/ Martin Mendelssohn

[signature of witness]

MARTIN MENDELSSOHN

[print name of witness]

Address

MITRE HOUSE, LONDON EC1A, 4DD

Occupation Solicitor